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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             WMX TECHNOLOGIES, INC.
                                (Name of Issuer)


                           Common Stock, $1 par value
                         (Title of Class of Securities)


                                    92929Q107
                                 (CUSIP Number)

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                            New York, New York 10022
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 11, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





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SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  George Soros

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             a[x]
                                                             b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                7.  SOLE VOTING POWER

                        0

                8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY         22,600,500
 OWNED BY
REPORTING       9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH              22,600,500

                10. SHARED DISPOSITIVE POWER

                        0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  22,600,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.66%

14.     TYPE OF REPORTING PERSON*
                  IA; IN


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SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Quantum Industrial Partners LDC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             a[x]
                                                             b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

                  7.   SOLE VOTING POWER

                       0

                  8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY           1,288,600
 OWNED BY
REPORTING         9.   SOLE DISPOSITIVE POWER
  PERSON
   WITH                1,288,600

                  10.  SHARED DISPOSITIVE POWER

                        0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,288,600

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.27%

14.     TYPE OF REPORTING PERSON*
                  CO


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SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  QIH Management Investor, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             a[x]
                                                             b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                   7.   SOLE VOTING POWER

                        0

                   8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY            1,288,600
 OWNED BY
REPORTING          9.   SOLE DISPOSITIVE POWER
  PERSON
   WITH                 1,288,600

                   10.  SHARED DISPOSITIVE POWER

                         0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,288,600

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.27%

14.     TYPE OF REPORTING PERSON*
                  IA; PN


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SCHEDULE 13D

CUSIP No. 92929Q107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  QIH Management, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             a[x]
                                                             b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  Not Applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                    7.   SOLE VOTING POWER

                         0

                    8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY             1,288,600
 OWNED BY
REPORTING           9.   SOLE DISPOSITIVE POWER
  PERSON
   WITH                  1,288,600

                    10.  SHARED DISPOSITIVE POWER

                         0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,288,600

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.27%

14.     TYPE OF REPORTING PERSON*
                  IA; CO




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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Stanley F. Druckenmiller

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             a[x]
                                                             b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  7.    SOLE VOTING POWER

                        0

                  8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY            2,625,100
 OWNED BY
REPORTING         9.    SOLE DISPOSITIVE POWER
  PERSON
   WITH                 2,625,100

                  10.   SHARED DISPOSITIVE POWER

                        0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,625,100

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                             [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.54%

14.     TYPE OF REPORTING PERSON*
                  IA


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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Duquesne Capital Management, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             a[x]
                                                             b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania

                    7.   SOLE VOTING POWER

                         0

                    8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY             2,625,100
 OWNED BY
REPORTING           9.   SOLE DISPOSITIVE POWER
  PERSON
   WITH                  2,625,100

                    10.  SHARED DISPOSITIVE POWER

                         0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,625,100

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                           [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.54%

14.     TYPE OF REPORTING PERSON*
                  IA; OO



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Item 1.  Security and Issuer

                  This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $1 par value (the "Common Stock"), of WMX Technologies, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D of the Reporting Persons dated May 23, 1996 (the "Initial Statement"). The principal executive offices of the Issuer are located at 3003 Butterfield Road, Oak Brook, Illinois 60521. This Amendment No. 1 is being filed by the Reporting Persons solely to report a change in the purpose for which the Reporting Persons hold Common Stock. There has been no change in the number of shares held by the Reporting Persons since the date of the Initial Statement; the percentage represented thereby has changed slightly due to a decrease in the number of outstanding shares of Common Stock. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

Item 4.  Purpose of Transaction

                  Quantum Partners, Quota Fund, Quantum Industrial, Mr. Soros individually, Lupa and the Duquesne Clients acquired for investment purposes all of the Common Stock reported herein as being beneficially owned by them. The Reporting Persons have become frustrated with the lack of progress by the management of the Issuer ("Management") in enhancing value for the Issuer's shareholders, and delays by Management in implementing an

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effective plan have caused the Reporting Persons to question the resolve of
Management about enhancing shareholder value. From time to time, one or more of the Reporting Persons has discussed, and intends to continue to discuss, with Management the Reporting Persons' suggestions for enhancing value. Such suggestions may involve potential changes in the operations, Management or capital structure of the Issuer. The Reporting Persons also may, from time to time, engage in discussions with shareholders of the Issuer and other third parties regarding such suggestions and the Reporting Persons' current belief that Management has failed to enhance values for its shareholders. In this regard, the Reporting Persons will consider participation in appropriate shareholder action with a view to enhancing shareholder value. Such suggestions may relate to one or more of the transactions specified in clauses
(a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of one or more of the Issuer's businesses, acquiring another company or business, changing Management or operating strategies, adopting, not adopting or amending certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy. However, the Reporting Persons do not intend to seek control of the Issuer or participate in the management of the Issuer.

                  Except as described above, none of Quantum Partners, Quota Fund, Quantum Industrial, Mr. Soros, Lupa, the Duquesne Clients and, to the best of the Reporting Persons' knowledge, any

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of the other individuals identified in response to Item 2, has any plans or proposals which relate to, or would result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

                  As of the date of this Amendment No. 1, there exist no agreements or understandings between the Reporting Persons on the one hand and any other persons or entities on the other hand that would cause the Reporting Persons and such persons or entities to be a "group" within the meaning of
Section 13(d)(3) of the Exchange Act.

Item 5. Interest in Securities of the Issuer

                  (a)(i) On the date of this Amendment No. 1, the aggregate number of shares of Common Stock of which Mr. Soros may be deemed a beneficial owner is 22,600,500 (approximately 4.66% of the Common Stock outstanding). This number includes (A) 17,957,000 shares of Common Stock held for the account of Quantum Partners, (B) 500,000 shares of Common Stock held for the account of Quota Fund, (C) 1,288,600 held for the account of Quantum Industrial, (D) 1,427,450 shares of Common Stock held for Mr. Soros' personal account and (E) 1,427,450 shares of Common Stock held for the account of Lupa.


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                  (ii) On the date of this Amendment No. 1, the aggregate
number of shares of Common Stock of which Quantum Industrial may be deemed a beneficial owner is 1,288,600 (approximately 0.27% of the Common Stock outstanding).

                  (iii) On the date of this Amendment No. 1, the aggregate number of shares of Common Stock of which QIHMI may be deemed to be a beneficial owner is 1,288,600 (approximately 0.27% of the Common Stock outstanding).

                  (iv) On the date of this Amendment No. 1, the aggregate number of shares of Common Stock of which QIHMI may be deemed to be a beneficial owner is 1,288,600 (approximately 0.27% of the Common Stock outstanding).

                  (v) On the date of this Amendment No. 1, the aggregate number of shares of Common Stock of which Mr. Druckenmiller may be deemed a beneficial owner is 2,625,100 (approximately 0.54% of the Common Stock outstanding).

                  (vi) On the date of this Amendment No. 1, the aggregate number of shares of Common Stock of which Duquesne LLC may be deemed a beneficial owner is 2,625,100 (approximately 0.54% of the Common Stock outstanding).

                   (b)(i) Pursuant to the terms of the contract between Quantum Partners and SFM and the Voting Agreement (as defined below), Mr. Soros may be deemed to have shared power to direct the voting and sole power to direct the disposition of the 17,957,000 shares of Common Stock held by Quantum Partners.

                  (ii) Pursuant to the terms of the contract between Quota Fund and SFM and the Voting Agreement, Mr. Soros may be

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deemed to have shared power to direct the voting and sole power to direct the disposition of the 500,000 shares of Common Stock held by Quota Fund.

                  (iii) By virtue of his position as the sole stockholder of QIH Management and pursuant to the terms of the Voting Agreement, Mr. Soros may be deemed to have shared power to direct the voting and sole power to direct the disposition of the 1,288,600 shares of Common Stock held by Quantum Industrial.

                  (iv) Pursuant to the terms of the Voting Agreement, Mr. Soros has shared power to direct the voting and sole power to direct the disposition of the 1,427,450 shares of Common Stock that he holds for his personal account.

                  (v) By virtue of his position as a general partner of Lupa and pursuant to the terms of the Voting Agreement, Mr. Soros may be deemed to have shared power to direct the voting and sole power to direct the disposition of the 1,427,450 shares of Common Stock held by Lupa.

                  (vi) Pursuant to the terms of the Voting Agreement, Quantum Industrial has shared power to direct voting and sole power to direct the disposition of the 1,288,600 shares of Common Stock held by Quantum Industrial.

                  (vii) Pursuant to the terms of the articles of association of Quantum Industrial and the Voting Agreement, QIHMI has shared power to direct the voting and sole power to direct the disposition of the 1,288,600 shares of Common Stock held by Quantum Industrial.


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                  (viii) By virtue of its position as the sole general partner of QIHMI and pursuant to the Voting Agreement, QIH Management has shared power to direct the voting and sole power to direct the disposition of the 1,288,600 shares of Common Stock held by Quantum Industrial.

                  (ix) By virtue of his ownership interest in, and position as the sole managing member of Duquesne LLC, and pursuant to the Voting Agreement, Mr. Druckenmiller may be deemed to have shared power to direct the voting and sole power to direct the disposition of the 2,625,100 shares of Common Stock held by the Duquesne Clients.

                  (x) Pursuant to the terms of investment advisory contracts between each of the Duquesne Clients and Duquesne LLC and the Voting Agreement, Duquesne may be deemed to have shared power to direct the voting and sole power to direct the disposition of the 2,625,100 shares of Common Stock held by the Duquesne Clients.

                  The percentages used herein are calculated based upon the 485,121,646 shares of Common Stock stated to be issued and outstanding at October 31, 1996, as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

                  (c) There have been no transactions with respect to the Common Stock by any of the Reporting Persons during the 60-day period ending on December 11, 1996.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the

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right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective shareholders, or partners as relevant, of Quantum Partners, Quota Fund, Quantum Industrial, Lupa and the Duquesne Clients have the right to participate in the receipt of dividends from or proceeds for the sale of, the shares of Common Stock held for their respective accounts.

                  (e)      Not applicable.


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 1996.                       GEORGE SOROS

                                         By:/s/ Sean C. Warren
                                         Name:  Sean C. Warren
                                         Title:  Attorney-in-Fact


                                         QUANTUM INDUSTRIAL PARTNERS LDC

                                         By:/s/ Sean C. Warren
                                         Name:  Sean C. Warren
                                         Title: Attorney-in-Fact


                                         QIH MANAGEMENT INVESTOR, L.P.

                                         By:   QIH Management, Inc.,
                                               General Partner


                                         By:/s/ Sean C. Warren
                                         Name:  Sean C. Warren
                                         Title: Vice President


                                         QIH MANAGEMENT, INC.

                                         By:/s/ Sean C. Warren
                                         Name:  Sean C. Warren
                                         Title: Vice President


                                         STANLEY F. DRUCKENMILLER

                                      /s/Stanley F. Druckenmiller





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                                         DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                         By: /s/Stanley F. Druckenmiller
                                         Name:  Stanley F. Druckenmiller
                                         Title: President and Managing
                                                Member






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